As filed with the Securities and Exchange Commission on March 22, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

MakeMusic, Inc.

Name of Subject Company (Issuer)

MakeMusic, Inc.

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$17,484,778.65	$2,384.93

*	The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (including associated preferred stock purchase rights) (the “Shares”), of MakeMusic Inc., a Minnesota corporation (the “Company”), other than Shares owned by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company and its affiliates (collectively, “LaunchEquity”), at a purchase price of $4.85 per Share, net to the seller in cash. As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 issued and outstanding Shares are owned by LaunchEquity. In addition, all vested and unvested stock options, which represent 33,576 shares on a fully-diluted basis using the treasury stock method (none of which stock options are held by LaunchEquity), and rights of the former shareholders of Garritan Corporation to receive 27,655 Shares, are to be cashed out at the effective time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement. As a result, this calculation assumes the purchase of 3,605,109 Shares.
**	The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,384.93

Form or Registration No.:	Schedule 13E-3/Schedule TO (File No. 005-50055)

Filing Party:	LEAP Acquisition Corporation, a wholly owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partner

Date Filed:	March 22, 2013

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13e-3” or the “Transaction Statement”) is filed by MakeMusic, Inc., a Minnesota corporation (“MakeMusic” or the “Filing Person”). This Transaction Statement relates to the tender offer by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”) (Purchaser, Parent and Parent Sponsor collectively, “LaunchEquity”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, as may be amended from time to time, the “Schedule TO”) and a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO and a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO was filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on March 22, 2013.

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of March 12, 2013, among MakeMusic, Parent, Parent Sponsor and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer and the satisfaction or waiver of all of the conditions to the Merger, including, if required, a vote of MakeMusic’s Shareholders, Purchaser will be merged with and into MakeMusic (the “Merger”), with MakeMusic continuing as the surviving corporation (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, or their respective affiliates, and other than Shares as to which appraisal rights are perfected in accordance with applicable law) will be converted into the right to receive an amount of cash equal to the Offer Price without interest, less any applicable withholding taxes.

Because LaunchEquity may be considered an affiliate of MakeMusic, the Offer and other transactions contemplated by the Merger Agreement may be considered as constituting a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning MakeMusic and certain information relating to the fairness of the Offer, the Merger and the consideration offered to MakeMusic’s Shareholders in the Offer and the Merger be filed with the SEC and disclosed to the Shareholders prior to consummation of the Offer and the Merger. In addition, LaunchEquity may be required to, among other things, express its reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) to Purchaser’s Schedule TO dated March 22, 2013, and LaunchEquity’s views as to the fairness of the transactions to MakeMusic’s unaffiliated shareholders. The Filing Person makes the statements in this Transaction Statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Concurrent with the filing of this Transaction Statement, LaunchEquity is filing a Schedule TO in connection with the Offer and MakeMusic is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as may be amended from time to time, the “Schedule 14D-9”) in connection with the Offer. A copy of the Schedule 14D-9 is attached as Exhibit (a)(2)(A) to this Transaction Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13e-3 and show the location in the Schedule 14D-9 and Offer to Purchase of the information required to be included in response to the items of Schedule 13e-3. The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules thereto, is expressly incorporated by reference in response to the items of this Schedule 13e-3, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and address.

The name of the subject company and the issuer of the securities is MakeMusic, Inc., a Minnesota corporation (“MakeMusic”). The address of the principal executive offices of MakeMusic is 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848, and its telephone number is (952) 937-9611.

(b)	Securities.

The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information — (b) Class of Securities” is incorporated herein by reference.

(c)	Trading market and price.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.

(e)	Prior public offerings.

Not applicable

(f)	Prior stock purchases.

Not applicable

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and address.

This Schedule 13e-3 is filed by MakeMusic, the subject company. The information set forth in the Schedule 14D-9 under the captions “Item 1. Subject Company Information — (a) Name and Address” and “Annex A” is incorporated herein by reference.

(b)	Business and background of entities.

Not applicable

(c)	Business and background of natural persons.

The information in the Schedule 14D-9 under the caption “Annex A” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material terms.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 6. Effects of the Offer”; “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements”; “Special Factors — Section 9. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 2. Acceptance for Payment and Payment for Shares”; “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”; “The Offer — Section 4. Withdrawal Rights”; “The Offer — Section 5. Certain United States Federal Income Tax Consequences”; “The Offer — Section 11. Conditions to the Offer” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 2. Identity And Background Of Filing Person – (d) Tender Offer of LEAP Acquisition Corporation”; “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Dissenter’s Rights”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Top-Up Option” and “Item 8. Additional Information To Be Furnished — (c) Other material information — Vote Required to Approve the Merger” is incorporated herein by reference.

(c)	Different terms.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background”; “Special Factors — Section 6. Effects of the Offer”; “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements”; “Special Factors — Section 9. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares” and “Special Factors — Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Dissenter’s Rights” and “Item 8. Additional Information To Be Furnished — (b) Golden parachute information” is incorporated herein by reference.

(d)	Appraisal rights.

The information set forth in the Offer to Purchase under the captions “Introduction” and “Special Factors — Section 9. Dissenter’s Rights; Rule 13e-3” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information To Be Furnished — (c) Other material information — Dissenter’s Rights” is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders.

None.

(f)	Eligibility for listing or trading.

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions.

The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations And Agreements” is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or contacts.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background”; “Special Factors — Section 6. Effects of the Offer”; “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements”; and “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 7 — Purposes Of The Transaction And Plans Or Proposals”; “Item 8. Additional Information To Be Furnished — (b) Golden parachute information”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Vote Required to Approve the Merger” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background”; “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements”; “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger”; and “The Offer — Section 8. Certain Information Concerning the Offeror Group” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 6 – Interest in Securities of the Subject Company”; “Item 7 — Purposes Of The Transaction And Plans Or Proposals” “Item 8. Additional Information To Be Furnished — (c) Other material information —Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information —Vote Required to Approve the Merger”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Dissenter’s Rights”; “Item 8. Additional Information To Be Furnished — (c) Other material information —Tax Asset Protection Plan” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of securities acquired.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 6. Effects of the Offer”; “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements”; “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 2. Identity And Background Of Filing Person – (d) Tender Offer of LEAP Acquisition Corporation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Vote Required to Approve the Merger” and Item 8. Additional Information To Be Furnished — (c) Other material information — Tax Asset Protection Plan” is incorporated herein by reference.

(c)	(1)-(8) Plans.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic After the Offer and the Merger”; “Special Factors — Section 6. Effects of the Offer”; “Special Factors — Section 7. Conduct of MakeMusic’s Business if the Offer is Not Completed”; “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements”; “Special Factors — Section 10. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 2. Acceptance for Payment and Payment for Shares”; “The Offer – Section 3. Procedures for Accepting the Offer and Tendering Shares”; “The Offer — Section 4. Withdrawal Rights”; “The Offer — Section 5. Certain United States Federal Income Tax Consequences”; “The Offer — Section 8. Certain Information Concerning the Offeror Group”; “The Offer — Section 10. Dividends and Distributions”; “The Offer — Section 11. Conditions to the Offer”; “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” “The Offer – Section 13. Certain Legal Matters; Regulatory Approvals”; and “The Offer – Section 15. Miscellaneous” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 2. Identity And Background Of Filing Person – (d) Tender Offer of LEAP Acquisition Corporation”; “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation — (c) Intent to Tender”; “Item 6 – Interest in Securities of the Subject Company”; “Item 7 — Purposes Of The Transaction And Plans Or Proposals”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Vote Required to Approve the Merger”; and “Item 8. Additional Information To Be Furnished — (c) Other material information — Dissenter’s Rights” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic after the Offer and the Merger” and “Special Factors — Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(b)	Alternatives.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic after the Offer and the Merger” and “Special Factors — Section 3. The Recommendation by the Special Planning Committee and the Board of Directors of MakeMusic” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(c)	Reasons.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic after the Offer and the Merger”; “Special Factors — Section 3. The Recommendation by the Special Planning Committee and the Board of Directors of MakeMusic”; “Special Factors — Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 6. Effects of the Offer” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(d)	Effects.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for MakeMusic after the Offer and the Merger”; “Special Factors — Section 6. Effects of the Offer”; “Special Factors — Section 9. Dissenter’s Rights; Rule 13e–3”; “Special Factors — Section 12. Interests of MakeMusic’s Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 5. Certain United States Federal Income Tax Consequences” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 2. Identity And Background Of Filing Person — (d) Tender Offer of LEAP Acquisition Corporation”; “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 5. Persons/Assets Retained, Employed, Compensated Or Used”; “Item 6 — Interest in Securities of the Subject Company”; “Item 7 — Purposes Of The Transaction And Plans Or Proposals”; “Item 8. Additional Information To Be Furnished — (b) Golden parachute information”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Dissenter’s Rights”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Vote Required to Approve the Merger”; “Item 8. Additional Information To Be Furnished — (c) Other material information — Tax Asset Protection Plan”; and “Annex A” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	Fairness.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(b)	Factors considered in determining fairness.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(c)	Approval of security holders.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information —Top-Up Option” and “Item 8. Additional Information To Be Furnished — (c) Other material information — Vote Required to Approve the Merger” is incorporated herein by reference.

(d)	Unaffiliated representative.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

Neither the Board nor the Special Planning Committee retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of directors.

The information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

The Merger Agreement and the transactions contemplated thereby were approved by a majority of directors of MakeMusic that are not employees of MakeMusic.

(f)	Other offers.

The information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

A copy of the opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee and the Board of Directors of MakeMusic is attached as Annex B to the Schedule 14D-9 and materials of Lazard Middle Market LLC to the Special Planning Committee and the Board are filed as exhibits to this Schedule 13e-3 and are available for inspection and copying at MakeMusic’s principal executive offices during normal business hours by any interested holder of Shares or any representative thereof designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of funds; Conditions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 8. Summary of the Merger Agreement; Other Agreements” and “The Offer — Section 9. Source and Amount of Funds” is incorporated herein by reference.

(c)	Expenses.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 14. Fees and Expenses” and the information set forth in Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(d)	Borrowed funds.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 9. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities ownership.

The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Annex A” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in Schedule 14D-9 under the caption “Item 6. Interest In Securities Of The Subject Company” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to tender or vote in a going private transaction.

The information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(e)	Recommendation of others.

The information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial information.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 7. Certain Information Concerning MakeMusic” is incorporated herein by reference. The audited financial statements of MakeMusic as of and for the fiscal years ended December 31, 2012 and December 31, 2011 are incorporated herein by reference to the Consolidated Financial Statements of MakeMusic included as Item 8 to MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 13, 2013. These documents are accessible to view or copy at the SEC’s Public Reference room on 100F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC’s website at www.sec.gov.

(b)	Pro forma information.

Not material.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or recommendations.

The information set forth in Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(b)	Employees and corporate assets.

The information set forth in Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)	Golden parachute compensation table.

The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information To Be Furnished — (b) Golden parachute information” is incorporated herein by reference.

(c)	Other material information.

The information set forth in the Schedule 14D-9 and the Offer to Purchase is incorporated herein by reference and is supplemented by the information specifically provided herein.

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 22, 2013 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on March 22, 2013).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed with the SEC on March 22, 2013).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed with the SEC on March 22, 2013).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed with the SEC on March 22, 2013).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed with the SEC on March 22, 2013).

(a)(1)(F)	Summary Advertisement published on March 22, 2013 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed with the SEC on March 22, 2013).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated March 22, 2013 (incorporated by reference to the Schedule 14D-9 filed by MakeMusic with the SEC on March 22, 2013).

(a)(2)(B)	Recommendation Letter from the Special Planning Committee and Board of Directors of MakeMusic (incorporated by reference to Exhibit (a)(2)(A) of the Schedule 14D-9 filed by MakeMusic with the SEC on March 22, 2013).

(a)(5)(A)	Information on Directors, Executive Officers and Shareholders (incorporated by reference to Annex A attached to the Schedule 14D-9 filed by MakeMusic with the SEC on March 22, 2013).

(a)(5)(B)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Exhibit 99.1 to MakeMusic’s Form 8-K (Items 1.01, 3.03, 8.01, and 9.01) filed March 13, 2013).

(a)(5)(C)	Earnings Release dated March 13, 2013 (incorporated by reference to Exhibit 99.1 to MakeMusic’s Form 8-K (Items 2.02 and 9.01) filed March 13, 2013).

(a)(5)(D)	Employee Q&A and Shareholder Q&A (incorporated by reference to the Schedule 14D9C filed with the SEC on March 13, 2013).

(a)(5)(E)	Employee Meeting Transcript (incorporated by reference to the Schedule 14D9C filed with the SEC on March 13, 2013).

(c)(1)	Opinion of Lazard Middle Market LLC, dated March 12, 2013 (incorporated by reference to Annex B of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by MakeMusic with the SEC on March 22, 2013).

(c)(2)	Presentation to the Special Committee, dated March 12, 2013, of Lazard Middle Market LLC.

(c)(3)	Discussion Materials for the MakeMusic Special Committee, dated February 2013, of Lazard Middle Market LLC.

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic and Parent and Parent Sponsor (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(d)(2)	Agreement and Plan of Merger, dated as of March 12, 2013, among MakeMusic, Parent, Parent Sponsor and Purchaser (incorporated by reference to Exhibit 2.1 to MakeMusic’s Form 8-K filed March 13, 2013).

(d)(3)	Agreement, dated as of March 2, 2010, among MakeMusic, Parent and Parent Sponsor (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K Form 8-K filed March 3, 2010).

(d)(4)	Amended and Restated Agreement, dated as of August 23, 2011, among MakeMusic, Parent and Parent Sponsor (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K filed August 24, 2011).

(d)(5)	MakeMusic 2003 Equity Incentive Plan, as amended through November 24, 2008 (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 10-K for the year ended December 31, 2008).

(d)(6)	Form of Incentive Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to MakeMusic’s Form 10-KSB for the year ended December 31, 2004).

(d)(7)	Form of Incentive Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan as amended March 15, 2007 (incorporated by reference to Exhibit 10.3 to MakeMusic’s Form 10-QSB for the quarter ended March 31, 2007).

(d)(8)	Form of Nonqualified Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan as amended March 15, 2007 (incorporated by reference to Exhibit 10.4 to MakeMusic’s Form 10-QSB for the quarter ended March 31, 2007).

(d)(9)	Form of Nonqualified Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan as amended March 15, 2007 (incorporated by reference to Exhibit 10.4 to MakeMusic’s Form 10-K for the year ended December 31, 2010).

(d)(10)	Form of Restricted Stock Agreement under the MakeMusic 2003 Equity Incentive Plan, as amended March 15, 2010 (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 10-Q for the quarter ended March 31, 2010).

(d)(11)	Form of Restricted Stock Unit Agreement under the MakeMusic 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to MakeMusic’s Form 10-K for the year ended December 31, 2008).

(d)(12)	Board Compensation Plan effective February 15, 2007, as amended January 31, 2008, January 28, 2009, and January 1, 2011 (incorporated by reference to Exhibit 10.8 to MakeMusic’s Form 10-K for the year ended December 31, 2010).

(d)(13)	Employment Agreement dated May 8, 2009 between MakeMusic and Karen L. VanDerBosch (incorporated by reference to Exhibit 10.4 to MakeMusic’s Form 10-Q for the quarter ended March 31, 2009).

(d)(14)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to MakeMusic’s Form 10-Q for the quarter ended March 31, 2009).

(d)(15)	Amendment No. 1 dated December 26, 2012 to the Employment Agreement dated May 8, 2009 between MakeMusic and Karen L. VanDerBosch (incorporated by reference to Exhibit 10.14 to MakeMusic’s Form 10-K for the year ended December 31, 2012).

(d)(16)	Supplement to the MakeMusic, Inc. Board Compensation Plan, adopted February 27, 2013 (incorporated by reference to Exhibit 10.15 to MakeMusic’s Form 10-K for the year ended December 31, 2012).

(d)(17)	Form of Restricted Stock Agreement under the MakeMusic, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 10-Q for the quarter ended June 30, 2011).

(d)(18)	Employment Agreement by and between MakeMusic and Karen T. van Lith dated June 13, 2011 (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K dated June 13, 2011).

(d)(19)	Separation Agreement and Release by and between MakeMusic and Karen T. van Lith dated June 22, 2012 (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K dated June 22, 2012).

(d)(20)	Tax Asset Protection Plan, dated as of February 21, 2012, by and between MakeMusic, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to MakeMusic’s Form 8-K filed February 22, 2012).

(d)(21)	Amendment to Tax Asset Protection Plan, dated as of March 12, 2013 (incorporated by reference to Exhibit 4.1 to MakeMusic’s Form 8-K filed March 13, 2013).

(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated by reference to Annex C to the Schedule 14D-9 filed by MakeMusic with the SEC on March 22, 2013).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 22, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L. VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer